Exhibit 99.2

FROM: Ron Rudolph, Chief Human Resources Officer

TO: Eligible Employees

SUBJECT: Heads up on a proposal for a one-time stock option exchange

One of our primary areas of focus is ensuring that our employees recognize how much they are valued. The need to communicate this is especially important in times of transition, which can be stressful. While it has certainly been a challenging year, our management team remains bullish on the opportunities before us, in no small measure, because of the work and dedication of our employees.

We realize that with the drop in our stock price your stock options have exercise prices that are significantly above the current stock price (known as “underwater” options). We understand that this has an impact on employee morale and motivation. Because the board of directors and our leadership team strongly believe that our employees are critical to our success, we are taking actions to address this problem.

In that regard, today we filed a preliminary proxy statement announcing that we plan to hold a special meeting of stockholders during the fourth quarter of 2014. At the meeting, we will ask our stockholders to vote on a proposal to approve a one-time stock option exchange. The basic idea of the proposed program is to enable employees to exchange their eligible “underwater” stock options on a one-for-one basis for new stock options which would be priced at the greater of $6 per share or the fair market value of the company’s stock on the date the exchange is completed. Replacement options would be subject to new vesting schedules.

You are receiving this notification because you hold stock options that may be eligible to participate in the exchange if approved. If the proposal is approved and the option exchange is commenced, you will receive notification from me that explains the program in greater detail, including its potential benefits and risks, and the actions you will need to take if you choose to participate.

If you have questions about the proposal, please email tenlay.naliboff@reachlocal.com.

This email is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will commence even if it is approved by ReachLocal’s stockholders.  ReachLocal will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. You should read the Tender Offer Statement on Schedule TO and other related materials if and when those materials become available, because those materials would contain important information about the option exchange. If ReachLocal commences the option exchange, you will be able to obtain the written materials described above and other documents filed by ReachLocal with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the documents filed by ReachLocal with the SEC by emailing Tenlay Naliboff at the email address above.